

August 10, 2012

<u>Via E-mail</u>

Vincent R. Volpe, Jr.
President and Chief Executive Officer
Dresser-Rand Group Inc.
West8 Tower, Suite 1000
10205 Westheimer Road
Houston, TX 77042

> **Re: Dresser-Rand Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-32586**

Dear Mr. Volpe:

      We refer you to our comment letter dated June 25, 2012 regarding business contacts with Iran, Syria, Sudan and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Cecilia Blye

      Cecilia Blye, Chief
      Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance